NSAR ITEM 77C


Van Kampen American Capital Pennsylvania Tax Free Income Fund


(a)  A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Pennsylvania Tax Free Income Fund (the "Fund") included:

     J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
     R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

          For  10,156,040             Against    146,688

     (2) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

         For  10,358,793             Against   46,227